82-4211

05006193

Grupo
CONTINENTAL
S.A.

February 24th, 2005.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 9 2005
179
WASH, D.C.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of December 31th, 2004.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

Very truly yours,

Miguel Angel Rábago Vite
Chief Financial Officer

3/7

Encl.
MARV'stc
GC'4

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **4** AÑO: **2004**

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**10,004,088**	**100**	**10,142,890**	**100**
2	**ACTIVO CIRCULANTE**	**4,009,424**	**40**	**4,041,813**	**40**
3	EFECTIVO E INVERSIONES TEMPORALES	2,870,316	29	2,722,272	27
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	308,240	3	279,086	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	64,279	1	121,576	1
6	INVENTARIOS	766,589	8	918,879	9
7	OTROS ACTIVOS CIRCULANTES	0	0	0	0
8	**LARGO PLAZO**	**958,057**	**10**	**934,237**	**9**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	932,059	9	896,192	9
11	OTRAS INVERSIONES	25,998	0	38,045	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,373,077**	**44**	**4,430,771**	**44**
13	INMUEBLES	2,875,559	29	2,735,226	27
14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,740,039	27	2,680,701	26
15	OTROS EQUIPOS	2,491,799	25	2,228,937	22
16	DEPRECIACION ACUMULADA	3,743,412	37	3,284,266	32
17	CONSTRUCCIONES EN PROCESO	9,092	0	70,173	1
18	**ACTIVO DIFERIDO (NETO)**	**482,103**	**5**	**527,885**	**5**
19	**OTROS ACTIVOS**	**181,427**	**2**	**208,184**	**2**
20	**PASIVO TOTAL**	**1,826,538**	**100**	**2,030,103**	**100**
21	**PASIVO CIRCULANTE**	**699,210**	**38**	**751,055**	**37**
22	PROVEEDORES	329,992	18	360,262	18
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	113,380	6	134,934	7
26	OTROS PASIVOS CIRCULANTES	255,838	14	255,859	13
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**853,970**	**47**	**984,801**	**49**
32	**OTROS PASIVOS**	**273,358**	**15**	**294,247**	**14**
33	**CAPITAL CONTABLE**	**8,177,550**	**100**	**8,112,787**	**100**
34	**PARTICIPACION MINORITARIA**	**4,830**		**3,051**	
35	**CAPITAL CONTABLE MAYORITARIO**	**8,172,720**	**100**	**8,109,736**	**100**
36	**CAPITAL CONTRIBUIDO**	**891,352**	**11**	**891,352**	**11**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	15,000	0	15,000	0
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	839,899	10	839,899	10
39	PRIMA EN VENTA DE ACCIONES	36,453	0	36,453	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**7,281,368**	**89**	**7,218,384**	**89**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,764,464	95	7,537,335	93
43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,712,968)	(21)	(1,665,572)	(21)
45	**RESULTADO NETO DEL EJERCICIO**	1,079,872	13	1,196,621	15

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,870,316**	**100**	**2,722,272**	**100**
46	EFECTIVO	39,139	1	61,680	2
47	INVERSIONES TEMPORALES	2,831,177	99	2,660,592	98
18	**CARGOS DIFERIDOS**	**482,103**	**100**	**527,885**	**100**
48	GASTOS AMORTIZABLES (NETO)	783	0	10,794	2
49	CREDITO MERCANTIL	481,320	100	517,091	98
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**699,210**	**100**	**751,055**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	8,782	1	13,834	2
53	PASIVOS EN MONEDA NACIONAL	690,428	99	737,221	98
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**255,838**	**100**	**255,859**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	255,838	100	255,859	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**853,970**	**100**	**984,801**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	853,970	100	984,801	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**273,358**	**100**	**294,247**	**100**
68	RESERVAS	273,358	100	294,247	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,712,968)**	**100**	**(1,665,572)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,712,968)	(100)	(1,665,572)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,310,214	3,290,758
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	63	63
75	NUMERO DE EMPLEADOS (*)	4,630	4,847
76	NUMERO DE OBREROS (*)	8,739	9,314
77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**9,978,353**	**100**	**10,468,863**	**100**
2	COSTO DE VENTAS	4,655,632	47	4,870,263	47
3	**RESULTADO BRUTO**	**5,322,721**	**53**	**5,598,600**	**53**
4	GASTOS DE OPERACION	3,662,395	37	3,846,451	37
5	**RESULTADO DE OPERACION**	**1,660,326**	**17**	**1,752,149**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	36,879	0	(106,403)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,623,447**	**16**	**1,858,552**	**18**
8	OTRAS OPERACIONES FINANCIERAS	(11,508)	0	(41,431)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,634,955**	**16**	**1,899,983**	**18**
10	PROVISION PARA IMPUESTOS Y P.T.U.	692,871	7	847,849	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**942,084**	**9**	**1,052,134**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	138,757	1	144,590	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,080,841**	**11**	**1,196,724**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,080,841**	**11**	**1,196,724**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,080,841**	**11**	**1,196,724**	**11**
19	PARTICIPACION MINORITARIA	969		103	0
20	**RESULTADO NETO MAYORITARIO**	**1,079,872**	**11**	**1,196,621**	**11**

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ACTUAL %	TRIMESTRE AÑO ANTERIOR Importe	TRIMESTRE AÑO ANTERIOR %
1	**VENTAS NETAS**	**9,978,353**	**100**	**10,468,863**	**100**
21	NACIONALES	9,977,813	100	10,468,548	100
22	EXTRANJERAS	540	0	315	0
23	CONVERSION EN DOLARES (***)	46	0	27	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**36,879**	**100**	**(106,403)**	**100**
24	INTERESES PAGADOS	11,588	31	12,151	11
25	PERDIDA EN CAMBIOS	310	1	393	0
26	INTERESES GANADOS	85,965	233	74,196	70
27	GANANCIA EN CAMBIOS	3,729	10	130,592	123
28	RESULTADO POR POSICION MONETARIA	114,675	311	85,841	81
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(11,508)**	**100**	**(41,431)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(11,508)	(100)	(41,431)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**692,871**	**100**	**847,849**	**100**
32	I.S.R.	622,378	90	640,069	75
33	I.S.R. DIFERIDO	(163,237)	(24)	28,317	3
34	P.T.U.	175,245	25	171,193	20
35	P.T.U. DIFERIDA	58,485	8	8,270	1

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	10,115,069	10,630,580
37	RESULTADO FISCAL DEL EJERCICIO	890,644	1,164,113
38	VENTAS NETAS (**)	9,978,353	10,468,863
39	RESULTADO DE OPERACION (**)	1,660,326	1,752,149
40	RESULTADO NETO MAYORITARIO (**)	1,079,872	1,196,621
41	RESULTADO NETO (**)	1,080,841	1,196,724

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL　　　TRIMESTRE: **4**　　　AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL　　　**CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,453,699**	**100**	**2,506,363**	**100**
2	COSTO DE VENTAS	1,150,109	47	1,190,658	48
3	**RESULTADO BRUTO**	**1,303,590**	**53**	**1,315,705**	**52**
4	GASTOS DE OPERACION	899,115	37	944,727	38
5	**RESULTADO DE OPERACION**	**404,475**	**16**	**370,978**	**15**
6	COSTO INTEGRAL DE FINANCIAMIENTO	50,471	2	(2,734)	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**354,004**	**14**	**373,712**	**15**
8	OTRAS OPERACIONES FINANCIERAS	38,939	2	(26,977)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**315,065**	**13**	**400,689**	**16**
10	PROVISION PARA IMPUESTOS Y P.T.U.	83,681	3	174,277	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**231,384**	**9**	**226,412**	**9**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	30,096	1	38,258	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**261,480**	**11**	**264,670**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**261,480**	**11**	**264,670**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**261,480**	**11**	**264,670**	**11**
19	PARTICIPACION MINORITARIA	(1,298)		(332)	0
20	**RESULTADO NETO MAYORITARIO**	**262,778**	**11**	**265,002**	**11**

CLAVE DE COTIZACION: CONTAL | TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL | **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,453,699**	**100**	**2,506,363**	**100**
21	NACIONALES	2,453,559	100	2,506,209	100
22	EXTRANJERAS	140	0	154	0
23	CONVERSION EN DOLARES (***)	12	0	14	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**50,471**	**100**	**(2,734)**	**100**
24	INTERESES PAGADOS	3,844	8	2,517	92
25	PERDIDA EN CAMBIOS	27	0	32	1
26	INTERESES GANADOS	27,844	55	16,913	619
27	GANANCIA EN CAMBIOS	(33,795)	(67)	24,092	881
28	RESULTADO POR POSICION MONETARIA	40,649	81	35,722	1,307
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**38,939**	**100**	**(26,977)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	38,939	100	(26,977)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**83,681**	**100**	**174,277**	**100**
32	I.S.R.	165,165	197	137,229	79
33	I.S.R. DIFERIDO	(178,020)	(213)	(8,596)	(5)
34	P.T.U.	41,219	49	37,442	21
35	P.T.U. DIFERIDA	55,317	66	8,202	5

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,080,841**	**1,196,724**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	112,795	249,321
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,193,636**	**1,446,045**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	58,234	(139,581)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,251,870**	**1,306,464**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	99,857	67,214
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(969,492)	(606,185)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(869,635)**	**(538,971)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(234,191)**	**(600,119)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	148,044	167,374
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,722,272	2,554,898
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,870,316	2,722,272

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**112,795**	**249,321**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	349,888	343,031
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	6,022	13,700
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(243,115)	(107,410)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**58,234**	**(139,581)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	28,143	(61,490)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	81,936	(54,606)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(30,270)	17,596
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(21,575)	(41,081)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**99,857**	**67,214**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	103,208	98,428
26	+ OTROS FINANCIAMIENTOS	811	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(4,162)	(31,214)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(969,492)**	**(606,185)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(969,492)	(606,185)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(234,191)**	**(600,119)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(246,696)	(602,281)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	12,505	2,162

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	10.83	%	11.43	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	13.21	%	14.76	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	10.80	%	11.80	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	82.41	%	44.39	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(10.61)	%	(7.17)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.00	veces	1.03	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.28	veces	2.36	veces
8	ROTACION DE INVENTARIOS (**)	6.07	veces	5.30	veces
9	DIAS DE VENTAS POR COBRAR	10	días	8	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	18.26	%	20.02	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.22	veces	0.25	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.48	%	0.68	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	143.28	veces	144.20	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	5.46	veces	5.16	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	5.73	veces	5.38	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	4.64	veces	4.16	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.20	veces	1.99	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	410.51	%	362.46	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	11.96	%	13.81	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.58	%	(1.33)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	108.03	veces	107.52	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(11.48)	%	(12.47)	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	111.48	%	112.47	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	105.34	%	100.36	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.44		$ 1.60	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.44		$ 1.60	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 10.90		$ 10.81	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 1.25		$ .75	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.96	veces	1.85	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	14.86	veces	12.53	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 212,029
PRIMA DE ANTIGÜEDAD	61,329
	$ 273,358

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

RESULTADO DE EJERCICIOS ANTERIORES	$ 7,717,361
RESERVA LEGAL	47,103
	$ 7,764,464

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ (683,185)
EFECTO ACUMULADO DEL IMPUESTO SOBRE LA RENTA DIFERIDO	(1,029,783)
	$ (1,712,968)

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 707,423
ISR DIFERIDO FISCAL	79,844
PTU DIFERIDO (D-4)	66,703
	$ 853,970

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

ESCENARIO ECONOMICO

Económicamente, el año 2004 lo consideramos positivo; aún cuando siguieron los actos de terrorismo internacional, los problemas en Irak, y la crisis entre Israel y Palestina.

Afortunadamente se ha avanzado con la constitución de la Comunidad Europea y se han desarrollado beneficios extraordinarios para los países productores de materias primas. Estados Unidos y Japón han continuado con su desempeño favorable y estable.

De México, en materia política, poco hay qué decir; como se esperaba, el bloque opositor de la Cámara de Diputados, rechazó las observaciones realizadas por el Presidente Vicente Fox al Decreto de Presupuesto de Egresos para el año 2005. El proceso se complica cuando la Suprema Corte de Justicia reconoce como terceros interesados a 112 entidades públicas, lo cual alargará la resolución definitiva. Por lo pronto se suspende la aplicación de las partidas del presupuesto que están en controversia.

La Bolsa Mexicana de Valores registró una ganancia anual de 46.9%, motivada por la expectativa del ingreso de las AFORES al mercado de renta variable. Las Reservas Internacionales siguen mostrando máximos históricos, superiores a los 61,000 millones de dólares.

LA OPERACIÓN Y SUS RESULTADOS

El volumen de ventas en el periodo Octubre-Diciembre, fue de 86 millones de cajas unidad, 3.6% más que en el mismo trimestre del año anterior. El Resultado de Operación ascendió a 404 millones de pesos, un 9% más comparado con el mismo trimestre del 2003.

Durante todo el año 2004, la Utilidad de Operación fue de 1,660 millones de pesos, representando un margen operativo del 16.6%; el Flujo de Operación superó los 2,010 millones de pesos, más del 20% sobre las ventas netas; la Utilidad Neta Mayoritaria fue de 1,080 millones de pesos, 10.8% sobre las ventas netas.

En el año 2004, realizamos 195 eventos de lanzamiento, siendo en el último trimestre los de Fanta, Sprite, Fresca y Lift en la presentación de 2.5 litros pet no retornable en el territorio de San Luis Potosí y la Región Occidente. También se efectuaron 18 campañas promocionales durante el año, con gran éxito las del último trimestre: Osos Coca-Cola y Detallista Seguro.

Incrementamos los refrigeradores en el mercado, superando los 146,000 equipos.

Continuaremos enfrentando los retos de la competitividad, con nuevas capacidades y maneras de pensar; aumento en la velocidad de respuesta de toda la cadena de valor; incremento de valor agregado al cliente; flexibilidad en los sistemas de trabajo; consolidación de centros de producción y distribución; capacidad de compartir experiencias; ejecución segmentada; manejo de precios; innovaciones tecnológicas y el enfoque centrado al cliente interno y externo.

LIQUIDEZ

Al cierre de 2004 el flujo de operación mantiene su solidez con un nivel del 20.1% con respecto a las ventas, lo cual refleja un negocio sano y atractivo para nuestros accionistas. Los estados financieros que forman parte de esta información muestran que las razones de liquidez y apalancamiento son excelentes.

(Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004, excepto donde se indique)

1.- ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

Los estados financieros individuales de Grupo Continental, S.A. han sido preparados para cumplir con las disposiciones legales a que está sujeta la Compañía como una entidad jurídica independiente. La evaluación de la situación financiera y de los resultados de operación de Grupo Continental, S.A. debe basarse en los estados financieros consolidados que también se presentan.

2.- BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Con efectos a partir del 1° de marzo de 2004, Embotelladora Guadalupe Victoria, S.A. de C.V. fue fusionada con Embotelladora Guadiana, S.A. de C.V., prevaleciendo ésta última, así también, a partir del 1° de octubre de 2004, Embotelladora de Coahuila, S.A. de C.V. y Embotelladora Gómez Palacio, S.A. de C.V. fueron fusionadas con Embotelladora Lagunera, S.A. de C.V., prevaleciendo ésta última.

Con fecha 27 de septiembre de 2004 fue constituida Alianzas y Sinergias, S.A. de C.V., cuyas principales actividades serán operar como tenedora de las acciones y prestar servicios a empresas que se dedicarán a actividades comerciales diferentes al de la Compañía. A la fecha de emisión de estos estados financieros no ha iniciado operaciones.

El 1° de mayo de 2003, Mercadotecnia de Occidente, S. A. de C. V. fue fusionada con Embotelladora La Favorita, S.A. de C. V., prevaleciendo ésta última.

3.- PRINCIPALES POLITICAS CONTABLES

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados en México:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado. Al 31 de diciembre de 2004 y 2003, el efectivo e inversiones temporales incluye depósitos a corto plazo por $ 2,828,706 y $ 2,657,577, respectivamente.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. Véase Nota 6.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos. Véase Nota 7.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años. Al 31 de diciembre de 2004 y de 2003 el crédito mercantil acumulado, neto, ascendía a $ 481,320 y $ 517,090, respectivamente, y se incluye en otros activos no circulantes en el balance general consolidado. De acuerdo con las disposiciones del Boletín B-7, "Adquisiciones de negocios", vigente a partir del 1° de enero de 2005,

este crédito mercantil ya no se amortizará, sin embargo, a partir de 2004 está sujeto a la prueba de deterioro mencionada en el siguiente inciso. La amortización cargada a los resultados de 2004 y de 2003 fue de $ 35,771 en cada año.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición". Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad". El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

Grupo Continental, S.A. determina el ISR del año con base en el resultado fiscal consolidado. Véase Nota 12.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de "contribución definida", en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales. Las contribuciones totales a los fondos mencionados ascendieron a $ 76.0 y $ 75.2 millones de pesos en 2004 y 2003,

respectivamente. Las aportaciones al plan de contribución definida ascendieron a $ 9,625. Los pagos realizados por el fideicomiso a los empleados pensionados ascendieron a $ 42,757 y $ 75,345 durante 2004 y 2003, respectivamente.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados. Véase Nota 9.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados. Véase Nota 4.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.
El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento. Durante los años que terminaron el 31 de diciembre de 2004 y de 2003, los activos monetarios excedieron a los pasivos monetarios y, consecuentemente, se registró una pérdida monetaria en el estado consolidado e individual de resultados.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. En 2003 existió recompra y recolocación de acciones.

q) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

4.- ACTIVOS Y PASIVOS EN DOLARES

Al 31 de diciembre de 2004 se tenían activos y pasivos por 183.7 y 0.8 millones de dólares, respectivamente, que se incluyen en el balance general consolidado al equivalente en moneda nacional que resultó de aplicar el tipo de cambio de 11.22 pesos por un dólar.

En los años que terminaron el 31 de diciembre de 2004 y de 2003, las transacciones en dólares más importantes incluyen la adquisición de maquinaria y equipo por 2.8 y 7.8 millones de dólares, respectivamente.

Al 21 de enero de 2005, fecha de emisión de los estados financieros, el tipo de cambio fue de 11.25 pesos por un dólar.

5.- INVENTARIOS

	31 de diciembre de 2004	31 de diciembre de 2003
Productos terminados	$ 112,894	$ 127,691
Productos en proceso	4,348	6,410
Materias primas	94,892	114,227
Almacén general	12,630	31,728
Refacciones y herramientas	119,058	113,802
Cajas y envases retornables	402,490	470,920
Mercancías en tránsito	20,206	53,647
Anticipos a proveedores	71	454
	$ 766,589	$ 918,879

6.- INVERSIONES EN ACCIONES

Las inversiones en acciones que posee la Compañía se integran como sigue:

	Porcentaje de participación	Inversión en acciones	Participación en resultados
31 de diciembre de 2004:			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 798,423	$ 133,658
Industria Envasadora de Querétaro, S.A. de C.V.(2)	17.51	72,802	2,222
Andamios Atlas, S.A. de C.V. (3)	24.41	60,834	2,877
Total inversión en compañías asociadas		932,059	138,757
Otras inversiones		25,998	
		$ 958,057	$ 138,757
31 de diciembre de 2003:			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 772,025	$ 138,681
Industria Envasadora de Querétaro, S.A. de C.V.	17.51	67,738	1,833
Andamios Atlas, S.A. de C.V.	24.41	56,429	4,076
Total inversión en compañías asociadas		896,192	144,590
Otras inversiones		38,045	
		$ 934,237	$ 144,590

(1)Esta empresa se dedica a la producción y venta de azúcar, siendo el único proveedor de esta materia prima de las embotelladoras subsidiarias de la Compañía. (Véase Notas 8 y 14).
(2)Empresa que produce refresco en lata, vendiendo parte de su producción a las embotelladoras subsidiarias de la Compañía. (Véase Notas 8 y 14).
(3)Su actividad principal es la fabricación, arrendamiento y compra-venta de andamios y maquinaria para la construcción.

7.- INMUEBLES, MAQUINARIA Y EQUIPO.

	31 de diciembre de 2 0 0 4	2 0 0 3	Depreciación anual promedio %
Edificios	$ 2,093,611	$ 1,965,006	2.0
Equipo de fábrica	2,601,647	2,472,431	5.8
Equipo anticontaminante	110,561	97,957	4.8
Equipo de transporte	1,607,470	1,673,009	6.7
Mobiliario y otros equipos	595,613	555,772	10.9
	7,008,902	6,764,175	
Depreciación acumulada	(3,457,282)	(3,284,266)	
	3,551,620	3,479,909	
Terrenos	740,513	718,722	
Obras y equipos en proceso y anticipos	80,944	232,140	
	$ 4,373,077	$ 4,430,771	

El mobiliario y otros equipos correspondiente a 2004 incluye $ 45,218 de refrigeradores entregados a clientes a través de contratos en comodato durante dicho año. Hasta 2003 la Compañía los registraba como gastos de publicidad y promoción. El importe de los refrigeradores entregados a clientes en comodato y registrados como gastos de publicidad y promoción durante 2003 fue de $ 51,120.

8.- PROVEEDORES

Al 31 de diciembre de 2004 y de 2003, el saldo de proveedores incluye $ 136,266 y $ 166,988, respectivamente, a favor de The Coca Cola Company, compañía relacionada, por la compra de concentrado. Estos importes son pagaderos a 30 días y devengan una tasa de interés equivalente a 2 puntos menos que la TIIE. (Véase Nota 14).

A esas mismas fechas se incluyen $ 89,138 y $ 96,349, respectivamente, de cuentas por pagar a compañías asociadas por compra de azúcar y refrescos enlatados. (Véase Nota 14).

9.- COMPENSACIONES AL PERSONAL. Véase Nota 3-j.

10.- INVERSION DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos. Al 31 de diciembre de 2004, el saldo de la CUFIN y CUCA de la Compañía ascendía a $ 2,981,323 y $ 563,967, respectivamente.

Los dividendos pagados fueron como sigue:

	Años que terminaron el 31 de diciembre de	
	2 0 0 4	2 0 0 3
Dividendos pagados	$ 969,492	$ 606,185
Acciones emitidas (miles)	750,000	750,000
Dividendo por acción (en pesos)	1.29	0.808
Dividendo por acción (en pesos nominales)	1.25	0.750

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2004, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

Al 31 de diciembre de 2004 y de 2003 no se tenían acciones propias en tesorería, sin embargo durante 2003 existió recompra y recolocación de acciones propias. Al 31 de diciembre de 2004 las utilidades acumuladas incluyen $ 150,000 de reserva para recompra de acciones propias.

11.- PARTICIPACION MINORITARIA

Como se menciona en la Nota 2, la Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

12.- IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y CONSOLIDACION FISCAL

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IA). El ISR se calcula considerando los efectos de la inflación para fines fiscales. El ISR se calcula en términos de pesos cuando se realizan las transacciones y no en términos de pesos de poder adquisitivo al fin de cada ejercicio. La Compañía tiene autorización de la Secretaría de Hacienda y Crédito Público para presentar las declaraciones de ISR e IA sobre bases consolidadas.

De acuerdo con la Ley del ISR vigente hasta el 31 de diciembre de 2001, la tasa aplicable de ISR era del 35%, sin embargo se estableció la opción de pagar el 30% sobre la utilidad fiscal reinvertida (UFIRE). Al 31 de diciembre de 2004 existe un pasivo por dicho impuesto que asciende a $ 79,844, el cual se presenta en el pasivo a largo plazo en el balance general consolidado y proviene exclusivamente de las subsidiarias.

De conformidad con las reformas a la Ley del ISR vigentes a partir del 1° de enero de 2005, la tasa aplicable de ISR para 2005 será del 30%, en 2006 será del 29% y del 2007 en adelante será del 28%. En 2004 y 2003 la tasa de ISR fue del 33% y 34%, respectivamente.

El IA se determina aplicando la tasa del 1.8% al valor actualizado de los activos menos algunos pasivos. Este impuesto se paga por la porción que exceda al ISR en el ejercicio. Adicionalmente, se podrá acreditar contra el IA causado en el ejercicio las diferencias actualizadas del ISR menos el IA causados en los tres ejercicios inmediatos anteriores. El IA pagado actualizado puede recuperarse a través de devolución en los diez años siguientes, a partir de la fecha en que se causó. Dicha devolución procederá siempre y cuando el ISR sea mayor al IA en alguno de estos ejercicios y hasta por el monto de esta diferencia.

Como se menciona en la Nota 3-i, la tasa de ISR que se aplica a las diferencias temporales es la que estará vigente al momento en que se estime que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán. Derivado del cambio de tasas antes mencionado, la Compañía ajustó en 2004 su correspondiente pasivo por ISR diferido.

Del efecto total de ISR diferido de 2004, $ 22,311 fueron acreditados al capital contable y se incluyen en la insuficiencia en la actualización de la inversión de los accionistas en el renglón de la utilidad integral ($ 9,949 en 2003).

La participación de los trabajadores en las utilidades (PTU) cargada a los resultados de 2004 y de 2003, incluye un cargo de $ 58,485 y $ 8,270 de PTU diferida, respectivamente. Al 31 de diciembre de 2004 el pasivo por este concepto asciende a $ 66,703.

El 1° de diciembre de 2004 se publicaron las reformas fiscales para el 2005. En dichas modificaciones se deja sin efecto la deducción fiscal correspondiente a las adquisiciones de mercancías y a partir de 2005 será deducible el costo de lo vendido, lo que origina que los inventarios al 31 de diciembre de 2004 que hubieren sido deducidos como compras serán no deducibles cuando se consuman en 2005 o en ejercicios posteriores. Sin embargo, se establece una opción para poder deducir dichos inventarios cuando sean consumidos, la cual consiste en acumular los inventarios al 31 de diciembre de 2004 en varios años, de conformidad con la rotación que se tenga de los mismos. El plazo para acumular el valor de los inventarios oscila entre 4 y 12 años. La Compañía estima que sus subsidiarias los acumularán en aproximadamente 6 años. El pasivo del ISR que se causará por este cambio ya está incluido dentro del pasivo por ISR diferido.

13.- CONTINGENCIAS Y COMPROMISOS

a) Durante el año 2000, la mayoría de las embotelladoras del Grupo fueron denunciadas ante la Comisión Federal de Competencia (CFC) por la compañía Pepsico y otras embotelladoras, por supuestas prácticas monopólicas. Con motivo de lo anterior, la CFC emitió un oficio de presunta responsabilidad y otro de apercibimiento, mediante el cual se ordenaba la suspensión de los contratos de exclusiva que se tuvieran firmados con los clientes, así como no celebrar en el futuro este tipo de contratos.

En Junio de 2003, la CFC inició una nueva investigación por supuestas prácticas monopólicas relativas y en Agosto de 2004 emitió un oficio de presunta responsabilidad en contra de Embotelladora La Favorita, S.A. de C.V. y Embotelladora Zapopan, S.A. de C.V. Las pruebas pertinentes fueron presentadas y se espera sean citadas dichas empresas para formular alegatos ante la CFC.

En opinión de los ejecutivos principales del Grupo y de sus asesores legales, las embotelladoras denunciadas no realizan prácticas monopólicas, ya que el mercado en el que operan se refiere a refrescos con y sin gas, agua purificada, bebidas con jugo, lácteos, jugos y otros productos no alcohólicos listos para beber, el cual es más amplio que el considerado por la CFC. Se considera que las resoluciones finales de las demandas de amparo en trámite serán a favor de las empresas denunciadas y, en caso de que hubiere una confirmación de la resolución de la CFC, sus efectos no contemplan sanciones económicas.

b) Servicios Ejecutivos Continental, S.A., subsidiaria de la Compañía, celebró un contrato de arrendamiento por un avión para prestar servicios de transporte aéreo. El 1° de abril de 2004 se modificó el contrato original. Las condiciones más importantes establecidas en el contrato se mencionan a continuación:

·El plazo del arrendamiento vence en abril de 2011, con una renta básica mensual de 198,771 dólares, neto de los impuestos correspondientes. Grupo Continental, S.A. es garante del contrato.
En caso de rescindir el contrato en forma anticipada, la subsidiaria se obliga a pagar la diferencia entre las rentas no cubiertas (aplicando una tasa de descuento) y el valor de mercado del avión.

·El arrendatario se obliga a asegurar el avión a favor del arrendador por un importe decreciente no menor al 110% del valor aproximado del avión, así como absorber todos los gastos inherentes a su operación.

14.- PARTES RELACIONADAS

A continuación se mencionan las transacciones más importantes celebradas por Grupo Continental, S.A. y sus subsidiarias con partes relacionadas, así como las realizadas por la Compañía con sus subsidiarias:

	CONSOLIDADO		INDIVIDUAL	
	Años que terminaron el 31 de diciembre de:			
	2004	2003	2004	2003
Ingresos:				
Comisiones y mediaciones			$ 101,245	$ 103,294
Intereses cobrados			37,909	93,490
Costos y gastos:				
Compra de concentrado	$ 1,470,755	$ 1,588,769		
Publicidad pagada	172,488	221,495		
Compra de azúcar	906,222	968,132		
Compra de refrescos enlatados	310,643	318,092		
Servicios de transporte aéreo			15,742	15,548
Intereses pagados			131,091	184,740
Servicios pagados			5,228	5,473

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	8,422	184,474
2 EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	164	119,283
3 EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99	27,396	308,463
4 EMBOTELLADORA LA BUFA, S.A. DE C.V.	EMBOTELLADORA	12,999,999	99.99	15,639	163,283
5 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	11,082,060	99.99	17,773	595,223
6 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99	24,091	407,823
7 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	EMBOTELLADORA	13,637,027	99.99	16,508	212,612
8 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99	5,676	166,455
9 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	1,410	42,275
10 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	99,999	99.99	8,712	142,424
11 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	EMBOTELLADORA	50,409,118	99.99	18,536	247,582
12 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	EMBOTELLADORA	849,999	99.99	3,176	114,177
13 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.99	22,038	315,327
14 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	EMBOTELLADORA	33,391,749	99.99	159,791	201,972
15 INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99	23,969	671,111
16 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99	14,315	188,704
17 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99	846	19,581
18 FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99	568	138,771
19 FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99	1,033	101,291
20 FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	475	28,163
21 FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	1,315	40,891
22 FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99	50,853	170,179
23 FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99	10,024	95,814
24 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99	2,281	147,051
25 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99	76,442	410,165

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

PAGINA 2

ANEXO 3 **CONSOLIDADO**

Impresión Final

NOMBRE DE LA EMPRESA (1)	**ACTIVIDAD PRINCIPAL**	**No. DE ACCIONES**	**% DE TENENCIA (2)**	**MONTO TOTAL (Miles de Pesos)**	
				COSTO ADQUISICION	**VALOR ACTUAL (3)**
26 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00	3,544	5,943
27 ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	99,998	99.99	100	100
28 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**515,097**	**5,239,137**
ASOCIADAS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	17.51	9,039	72,802
2 ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	26.01	6,524	60,834
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	798,423
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**80,638**	**932,059**
OTRAS INVERSIONES PERMANENTES					**25,998**
TOTAL					**6,197,194**

OBSERVACIONES

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Más de 1 Año	Moneda Ext. con Inst. Nacionales (Miles de $): Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Moneda Ext. Con Inst. Exteriores (Miles de $): Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
REFACCIONARIO/BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ORGANISMOS FINANCIEROS																
AVIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
AVIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
DIVERSOS	31/12/2005	0.00	329,802	0	0	190	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**329,802**	**0**	**0**	**190**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS	31/12/2005	0.00	247,246	0	0	8,592	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**247,246**	**0**	**0**	**8,592**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**577,048**	**0**	**0**	**8,782**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

82-4211

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**183,742**	**2,061,276**	0	0	**2,061,276**
PASIVO	**783**	**8,782**			**8,782**
CORTO PLAZO	783	8,782	0	0	8,782
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**182,959**	**2,052,494**			**2,052,494**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION ES DE $11.2183 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACION EL ULTIMO DIA HABIL DEL MES QUE SE REPORTA.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,980,853	793,853	(2,187,000)	0.62	(13,592)
FEBRERO	2,991,213	752,428	(2,238,785)	0.60	(13,392)
MARZO	3,076,581	772,621	(2,303,960)	0.34	(7,808)
ABRIL	3,193,617	801,635	(2,391,982)	0.15	(3,609)
MAYO	3,448,786	1,785,494	(1,663,292)	(0.25)	4,172
JUNIO	2,542,060	766,026	(1,776,034)	0.16	(2,847)
JULIO	2,684,369	795,250	(1,889,119)	0.26	(4,951)
AGOSTO	2,838,269	845,601	(1,992,668)	0.62	(12,301)
SEPTIEMBRE	2,996,086	888,341	(2,107,745)	0.83	(17,427)
OCTUBRE	3,059,605	790,371	(2,269,234)	0.69	(15,717)
NOVIEMBRE	3,287,038	958,078	(2,328,960)	0.85	(19,866)
DICIEMBRE	3,315,259	971,892	(2,343,367)	0.21	(4,841)
ACTUALIZACION:	0	0	0	0.00	(2,496)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(114,675)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== N O A P L I C A ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== N O A P L I C A ===

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
REGION OCCIDENTE	EMBOTELLADORA	40,367	77
REGION CENTRO	EMBOTELLADORA	34,405	62
REGION NORTE	EMBOTELLADORA	29,885	42
TOTAL GRUPO	EMBOTELLADORA	104,657	62
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS	526	63

OBSERVACIONES

(1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 419 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	32.86
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	21.07
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	21.91
CORCHOLATA Y TAPAS	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.22

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **200·**
GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	335,735	4,632,056	344,013	9,821,117		COCA-COLA, COCA-COLA VAINILLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE CERO, SENZAO, POWERade, MICKEY AVENTURAS, NESTEA, BEAT, CIEL	DETALLISTAS EN GENERAL
DIVERSOS				156,696		DIVERSAS	DIVERSOS
TOTAL		4,632,056		9,977,813			

82-4211

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIOS DE ANALISIS QUIMICOS				540	COSTA RICA, VENEZUELA Y COLOMBIA	COINSA	DIVERSOS
TOTAL				540			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE.

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: 4 AÑO: **2004**

GRUPO CONTINENTAL, S.A.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.02000	0	750,000,000			750,000,000	15,000	
TOTAL			**750,000,000**	**0**	**0**	**750,000,000**	**15,000**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
750,000,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 24/02/2005 12:10
GRUPO CONTINENTAL, S.A.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
DIRECCION DE INTERNET:	www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO FISCAL:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10

CLAVE DE COTIZACION: CONTAL FECHA: 24/02/2005 12:10
GRUPO CONTINENTAL, S.A.

FAX: 01-833 241-25-77
E-MAIL: maguilar@contal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: - MIGUEL ANGEL RABAGO VITE
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-14
FAX: 01-833 241-25-77
E-MAIL: mrabago@contal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: DIRECTOR GENERAL
NOMBRE: - MARCOS AGUILAR ROMO
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-10
FAX: 01-833 241-25-77
E-MAIL: maguilar@contal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: - MIGUEL ANGEL RABAGO VITE
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-14
FAX: 01-833 241-25-77
E-MAIL: mrabago@contal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR EJECUTIVO JURIDICO Y DE RECURSOS HUMANOS
NOMBRE: - ROBERTO MARTINEZ GARZA
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-21
FAX: 01-833 241-25-77
E-MAIL: rmartinez@contal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL
NOMBRE: - MARCOS AGUILAR ROMO
DOMICILIO: AVENIDA HIDALGO NO. 2303

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 24/02/2005 12:10

GRUPO CONTINENTAL, S.A.

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	- MIGUEL ANGEL DIAZ ALONSO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-15
FAX:	01-833 241-25-77
E-MAIL:	mdiaz@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. MIGUEL ANGEL RABAGO VITE
DIRECTOR EJECUTIVO DE FINANZAS

TAMPICO, TAMP, A 24 DE FEBRERO DE 2005